February 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Edward Bartz

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Opportunity Funds
Post-Effective Amendment No. 53 to Registration Statement on Form N-1A
Securities Act File No. 33-92982
Investment Company Act File No. 811-9054

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned and Jessica Herlihy on February 5, 2014.  The Amendment contains the prospectus and Statement of Additional Information for the Credit Suisse Multialternative Strategy Fund (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.  The Registrant previously responded to certain comments relating to the Fund’s Subsidiary provided by you in its comment response letter to the staff dated February 10, 2012.  Accordingly, as discussed with you, the Registrant has not addressed those comments in this letter.

Prospectus

Comment No. 1:                             In the fee table, please disclose the amount of the limited deferred sales charge on Class A shares and indicate by footnote that such sales charge may be “None” under certain circumstances.

Response:                                                                The Registrant respectfully declines to take this comment, as it believes the current disclosure in footnote (1) to the fee table regarding the limited deferred sales charge is informative of the existence of such sales charge.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Comment No. 2:                             In the fee table, please delete footnote 4, which defines “Acquired Fund Fees and Expenses,” as that information is neither required nor permitted by Form N-1A.

Response:                                                                The requested deletion has been made.

Comment No. 3:                             Please confirm supplementally that the expense limitation agreement will be in place for at least one year from the date of the prospectus and please file the agreement as an exhibit to the next filing for the Fund.

Response:                                                                The Registrant confirms that the expense limitation agreement will be in place for at least one year from the date of the prospectus and will file the agreement as an exhibit to its next filing relating to the Fund.

Comment No. 4:                             Please confirm supplementally that the Fund will comply with its fundamental policies required by Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”) and with the capital structure and borrowing limitations under Section 18 of the 1940 Act on an aggregate basis with the Subsidiary.

Response:                                                                The Registrant confirms each of the above-listed items.

Comment No. 5:                             Please disclose whether the Subsidiary’s principal strategies and risks are principal strategies and risks of the Fund.

Response:                                                                Given the Fund’s investment in the Subsidiary, all of the Subsidiary’s principal strategies and risks are principal strategies and risks for the Fund.  For that reason, the Subsidiary’s principal strategies and risks are disclosed in the “Principal Investment Strategies” and “Principal Risks of Investing in the Fund” sections of the prospectus.

Comment No. 6:                             Please confirm supplementally that the Subsidiary’s financial statements will be consolidated with those of the Fund.

Response:                                                                The Subsidiary’s financial statements will be consolidated with those of the Fund, provided that U.S. GAAP or other applicable accounting standards permit consolidation.

Comment No. 7:                             Please confirm supplementally that the Subsidiary will agree to inspection of its books and records by the SEC staff.

Response:                                                                The Registrant respectfully declines to take this comment.  The Subsidiary is not registered as an investment company under the 1940 Act, and accordingly its books and records are not subject to inspection by the SEC staff.

Comment No. 8:                             In the last paragraph under the Summary section entitled “Principal Investment Strategies” and the penultimate paragraph under the section entitled “The Fund in Detail — Goals and

Strategies — Multialternative Strategy Fund,” please revise the last sentence to state that “the fund will invest more than 25% of its assets in that industry….”

Response:                                                                The requested revisions have been made.

Comment No. 9:                             Please reference the term “junk bonds” to the risk factor entitled “Below Investment Grade Securities Risk.”

Response:                                                                The requested disclosure has been added.

Comment No. 10:                      Please insert the name of the Fund’s broad-based index in the Fund’s “Average Annual Total Returns” table.

Response:                                                                The requested disclosure has been added.

Comment No. 11:                      The prospectus states that the Liquid Alternative Beta Team is responsible for the day-to-day management of the Fund.  Please confirm that all members of the Liquid Alternative Beta Team are listed as portfolio managers in the prospectus.

Response:                                                                The Fund is managed by the Liquid Alternative Beta Team using a team-based approach.  However, Dr. Jordan Drachman and Sheel Dhande are the lead portfolio managers for the Fund and primarily responsible for the day-to-day management of the Fund’s portfolio.  To reflect this, the Registrant has revised the disclosure as follows:

The Liquid Alternative Beta Team is responsible for the day-to-day portfolio management of the fund.  Dr. Jordan Drachman, a Director of Credit Suisse, and Sheel Dhande, a Vice President of Credit Suisse, are the lead portfolio managers of the fund.  Dr. Drachman has been a portfolio manager of the fund since inception and Mr. Dhande has been a portfolio manager of the fund since July 2012.

Comment No. 12:                      Under “Goals and Strategies” of the section entitled “The Fund in Detail,” please add a statement that the investment objective may be changed without shareholder approval, as required by Item 9(a) of Form N-1A.

Response:                                                                The Registrant has added disclosure to the above-referenced section stating that the investment objective may be changed without shareholder approval.

Statement of Additional Information

Comment No. 13:                      Please confirm that, with respect to credit default swaps for which the Fund is the seller, the Fund will segregate liquid assets equal to the contract’s full notional value to cover the Fund’s potential economic exposure under the contract.

Response:                                                                The Fund confirms that with respect to credit default swaps for which it is the protection seller, it will segregate liquid assets or enter into offsetting transactions consistent with SEC staff guidance.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck

Enclosures

cc:                                Joanne Doldo, Esq., Credit Suisse Asset Management, LLC